

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2021

Stefan Berndt-von Bülow
Chief Financial Officer
Mynaric AG
Dornierstraße 19
82205 Gilching, Germany

> **Re: Mynaric AG**
> **Registration Statement on Form F-1**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed October 19, 2021 and October 29, 2021**
> **File No. 333-260357**

Dear Mr. Berndt-von Bülow:

We have reviewed your registration statement and amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 7, 2021 letter.

Registration Statement on Form F-1

Exhibits

1. Please file the Business Opportunity Agreement with Bulent Altan as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K and exhibit instruction 4(b)(i) of Form 20-F.

Amendment No. 1 to Registration Statement on Form F-1

Managements Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 64

2. Please revise your discussions of expenses (i.e. costs excluding capitalized costs) and provide more context and insight into the underlying reasons for changes between comparative periods. For example, we note there were material increases in personnel expenses for all periods presented, but you neither explained nor quantified the reasons for the changes, particularly when more than one factor could be attributed to the changes.

Consolidated Statement of Profit or Loss and Other Comprehensive Income for the years ended December 31, 2020 and 2019, page F-20

3. We note you present capitalized costs as separate line-items in italics below the corresponding cost totals. As we discussed in our conference call on November 1, 2021, this presentation would be clearer, and the statement of profit and loss would foot, if you were to present the capitalized costs as a parenthetical next to the corresponding cost caption, or as a footnote, as applicable. For example, please consider revising the statement of profit and loss by presenting the capitalized costs for personnel costs as follows: Personnel costs (of which XXX and XXX are own work capitalized, respectively).

Note 2. Basis of Accounting, page F-24

4. Please revise to expand your description of the "nature of expense" method, clarifying that your profit and loss statement presents certain costs on a (unnetted) gross basis (i.e., before the deduction of any amounts capitalized), consistent with your disclosures on pages 17 and 63.

    You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Technology

cc: Krystian Czerniecki